Exhibit 99.1

Press Release, 15 May 2012

Interxion Announces Amendment to Revolving Credit Facility

AMSTERDAM 15 May 2012 - Interxion Holding N.V. (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced that it has amended its currently undrawn revolving credit facility. The amended facility, originally scheduled to expire on February 1, 2013, extends the termination date to May 12, 2016, expands the credit commitment from €50 million to €60 million and simultaneously improves the terms of the facility.

“We believed that it was prudent to extend our facility for another three years while improving the terms which reflects our improved credit quality and the solid execution of our business plan,” said Interxion Chief Financial Officer, Josh Joshi. “We believe a revolving credit facility provides us with additional flexibility over the coming years and continues to be an important component of our capital structure.”

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Press Release, 15 May 2012

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 29 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact:

Jim Huseby

Investor Relations

Interxion

Tel: +1-813-644-9399

IR@interxion.com